EXHIBIT 2

JOINDER AGREEMENT

TO

STOCK PURCHASE AGREEMENT

Optical Sensors Incorporated, a Delaware corporation d/b/a väsamed, with its principal place of business at 7615 Golden Triangle Drive, Suite C, Eden Prairie, Minnesota 55344 (the “Company”), and Circle F Ventures, LLC, Circle F Ventures II, LLC and the Hayden R. Fleming and LaDonna M. Fleming Revocable Trust (the “Circle F Investors”) and Barth Investment Company II, L.P. (the “Investor”) (the Circle F Investors and Investor, collectively, the “Series C Investors”) executed a Stock Purchase Agreement (“Stock Purchase Agreement”) effective as of May 6, 2005.

The Investor previously purchased shares of the Company’s Series C Preferred Stock (as such term is defined in the Stock Purchase Agreement) pursuant to the Stock Purchase Agreement and now desires to purchase the additional number of shares of the Company’s Series C Preferred Stock, as set forth on Schedule A-1 attached hereto, at a purchase price of $90.00 per share pursuant to the terms of the Stock Purchase Agreement.

The Company desires to qualify its representations and warranties contained in Section 4 of the Stock Purchase Agreement pursuant to the Schedule of Exceptions attached hereto as Schedule B-1 and hereby makes such representations and warranties as of the date hereof for the benefit of the Investor.

The Investor hereby agrees to purchase the number of shares of the Company’s Series C Preferred Stock set forth on Schedule A-1 at a purchase price of $90.00 per share pursuant to the terms of the Stock Purchase Agreement. The Investor hereby explicitly affirms and acknowledges the representations and warranties set forth in Section 5 of the Stock Purchase Agreement.

IN WITNESS WHEREOF, the Company and the Investor have executed this Joinder Agreement effective as of June 15, 2005.

OPTICAL SENSORS INCORPORATED

By	/s/ Paulita LaPlante
Paulita LaPlante,
President and Chief Executive Officer

BARTH INVESTMENT COMPANY II, LP

By	/s/ Bruce Barth
Its	General Partner

SCHEDULE A-1

Name of Investor	Date of Investment	Amount of Investment	Number of Shares
Barth Investment Co. II, LP 10863 East Purple Aster Way Scottsdale, Arizona 85262	June 15, 2005	$300,000	3,334

Totals:		$300,000	3,334

SCHEDULE B-1

SCHEDULE OF EXCEPTIONS

This Schedule of Exceptions is being delivered pursuant to the Stock Purchase Agreement dated May 6, 2005 (the “Purchase Agreement”). Capitalized terms not defined herein are used as defined in the Purchase Agreement. Section references are applicable to the sections of the Purchase Agreement. Any item disclosed in any section of this Schedule of Exceptions is deemed disclosed with respect to the applicable section of the Purchase Agreement and all other sections of the Purchase Agreement for which the same is fairly disclosed.

Section 4(f) – Financial Statements. The Company has no material liabilities, known or unknown, absolute, contingent or otherwise except for:

1.	Liabilities that are set forth in the Financial Statements, the notes thereto or the SEC Reports.

2.	Liabilities that have been incurred in the ordinary course of business since March 31, 2005.

Section 4(g) – No Material Adverse Change. There have not been any changes in the assets, properties, liabilities, financial condition, business or operations of the Company from that reflected in the Financial Statements except for:

1.	Changes in the ordinary course of business which have not been, either individually or in the aggregate, materially adverse.

2.	The Company’s continued operating losses and negative cash flow.

3.	On August 27, 2004, Nellcor initiated a voluntary recall of the CapnoProbe Sublingual Sensor. According to Nellcor’s press release, the recall was prompted following the finding of potentially pathogenic bacteria in the buffered saline solution of inventory samples Nellcor manufactured and the heightened risks the bacteria poses to individuals with compromised immune systems. At this time, the Company does not know the long-term impact this event will have on CapnoProbe sales. However, the Company has entered into negotiations with Nellcor to regain all of its rights under the Nellcor Agreements. Subsequent to entering these negotiations, the Institute of Critical Care Medicine, or ICCM, pursuant to a July 1998 license agreement (“ICCM License”) between the Company and ICCM and subsequent agreements among the Company, ICCM and Nellcor, sent the Company a letter purporting to terminate the license agreement. The Company does not believe that the termination is valid and has initiated arbitration seeking a declaration that the termination is not effective.

Section 4(k) – Litigation. See disclosure contained in Section 4(g).

Section 4(m) - Brokers or Finders. The Company has agreed to issue to issue to Fleming Securities, Inc. a 5-year warrant or warrants, as the case may be, to purchase 300,084 shares of common stock with respect to an initial investment and conversions totaling $6,751,909.31 and thereafter, with respect to additional purchases of Series C Preferred Stock under the Stock Purchase Agreement, a warrant or warrants for a number of shares of common stock equal to 10% of the shares issuable upon conversion of the Series C Preferred Stock sold through Fleming Securities, Inc. to Investors, at an exercise price equal to $2.70 per share.